UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200,

Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Revenue	$190,816	$195,677	$200,635	$196,586
Cost of sales	149,720	149,885	157,838	154,178

Gross profit	41,096	45,792	42,797	42,408

Gross margin	21.5%	23.4%	21.3%	21.6%
Selling, general and administrative expenses	23,384	25,765	17,927	22,253
Research expenses	2,542	2,753	2,499	2,141

	25,926	28,518	20,426	24,394

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	17,274	22,371	18,014
Manufacturing facility closures, restructuring and other related charges	1,733	2,683	181	142

Operating profit	13,437	14,591	22,190	17,872
Finance costs
Interest	982	1,036	919	982
Other expense (income), net	(91)	504	(651)	395

	892	1,540	268	1,377

Earnings before income tax expense (benefit)	12,545	13,051	21,922	16,495
Income tax expense (benefit)
Current	2,076	2,592	3,281	1,249
Deferred	940	(7,033)	2,987	3,498

	3,016	(4,441)	6,268	4,747

Net earnings	9,530	17,492	15,654	11,748

Earnings per share
Basic	0.16	0.30	0.26	0.20
Diluted	0.16	0.29	0.26	0.19
Weighted average number of common shares outstanding
Basic	58,655,667	58,802,897	59,785,871	59,727,825
Diluted	60,035,667	60,316,201	60,879,777	61,739,717

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Revenue	$189,009	$200,750	$209,109	$202,925
Cost of sales	151,994	164,527	168,447	158,875

Gross profit	37,015	36,223	40,662	44,050

Gross margin	19.6%	18.0%	19.4%	21.7%
Selling, general and administrative expenses	18,127	23,261	23,153	20,561
Research expenses	2,066	2,354	1,778	1,667

	20,193	25,615	24,931	22,228

Operating profit before manufacturing facility closures, restructuring and other related charges	16,822	10,608	15,731	21,822
Manufacturing facility closures, restructuring and other related charges	660	963	1,560	1,020

Operating profit	16,162	9,645	14,171	20,802
Finance costs (income)
Interest	616	2,069	867	864
Other expense (income), net	(641)	380	426	370

	(25)	2,449	1,293	1,234

Earnings before income tax expense (benefit)	16,187	7,196	12,878	19,568
Income tax expense (benefit)
Current	1,063	(768)	2,914	1,062
Deferred	3,346	1,907	3,953	6,392

	4,409	1,139	6,867	7,454

Net earnings	11,778	6,057	6,011	12,114

Earnings per share
Basic	0.19	0.10	0.10	0.20
Diluted	0.19	0.10	0.10	0.19
Weighted average number of common shares outstanding
Basic	60,471,031	60,427,043	60,790,184	60,825,745
Diluted	62,198,126	62,307,696	62,457,931	62,569,430

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 9, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2016 and 2015. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 1.0% increase in revenue for the first quarter of 2016 compared to the first quarter of 2015 and a 2.5% decrease in revenue compared to the fourth quarter of 2015. The increase in revenue compared to the first quarter of 2015 was primarily due to additional revenue from the TaraTape and Better Packages acquisitions, and increased sales volume, partially offset by a decrease in average selling price, approximately $5 million of lost sales of masking tape and stencil products related to the South Carolina Flood (defined later in this document) and the South Carolina Commissioning Revenue Reduction (defined later in this document). The decrease in revenue compared to the fourth quarter of 2015 was primarily due to an increase in the South Carolina Commissioning Revenue Reduction of $3.7 million and a decrease in sales volume, partially offset by approximately $4 million of lower lost sales in the first quarter of 2016 relating to the impact of the South Carolina Flood.

Gross margin increased to 21.5% in the first quarter of 2016 compared to 19.6% in the first quarter of 2015 primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix variance and the impact of the South Carolina Flood. Gross margin decreased to 21.5% in the first quarter of 2016 compared to 23.4% in the fourth quarter of 2015 primarily due to an unfavourable product mix variance and the non-recurrence of a reversal of a 2010 impairment for manufacturing equipment of $2.7 million, partially offset by the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs.

The Company estimates that its gross profit, net earnings and adjusted EBITDA for the first quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $3 million. This negative impact is due to lost gross profit on the lost sales as well as incremental costs from alternative product sourcing.

Net earnings for the first quarter of 2016 decreased to $9.5 million ($0.16 basic and diluted earnings per share) from $11.8 million for the first quarter of 2015 ($0.19 basic and diluted earnings per share). The decrease was primarily due to increases in selling, general and administrative expenses (“SG&A”) relating to stock based compensation, variable compensation expense and employee related costs to support growth initiatives in the business; manufacturing facility closure charges relating to the South Carolina Flood; and finance costs relating to smaller gains from foreign exchange and higher interest expense. These unfavorable impacts on net earnings were partially offset by an increase in gross profit, a decrease in income tax expense, and additional net earnings in 2016 derived from the Better Packages and TaraTape acquisitions.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the first quarter of 2016 increased to $14.0 million ($0.24 basic and $0.23 diluted adjusted earnings per share) from $12.6 million ($0.21 basic and $0.20 diluted adjusted earnings per share) for the first quarter of 2015. Adjusted net earnings increased primarily due to an increase in gross profit, additional adjusted net earnings in 2016 derived from the Better Packages and TaraTape acquisitions and a decrease in income tax expense, partially offset by increases in SG&A and finance costs.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) increased $0.5 million from $23.5 million for the first quarter of 2015 to $24.0 million for the first quarter of 2016. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Better Packages and TaraTape acquisitions, partially offset by an increase in SG&A relating to variable compensation expense and employee related costs to support growth initiatives in the business.

On May 9, 2016, the Board of Directors declared a quarterly dividend of $0.13 per common share payable on June 30, 2016 to shareholders of record at the close of business on June 15, 2016.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. As part of the South Carolina Project, the Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

In the fourth quarter of 2015, production of masking tape was relocated to the Company’s Marysville, Michigan and Blythewood, South Carolina facilities. The masking tape production temporarily moved to the Marysville, Michigan facility was subsequently transferred to the Blythewood, South Carolina facility in April 2016. The transfer of masking tape production to the new Blythewood, South Carolina facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016.

The Company estimates that its results for the first quarter of 2016 were negatively impacted by the South Carolina Flood by the following amounts: approximately $5 million of lost sales of masking tape and stencil products, and reductions in gross profit, net earnings and adjusted EBITDA of approximately $3 million. In addition to the impact of lost sales, the negative impact to gross profit, net earnings and adjusted EBITDA is due to lost gross profit on the lost sales as well as incremental costs from alternative product sourcing. The net earnings impact above includes $1.5 million of manufacturing facility closures, restructuring and other related charges related to damage to personal property as well as subsequent clean-up and insurance claim preparation costs with respect to the Columbia, South Carolina facility.

Going forward, the Company still expects, but is currently unable to provide a reliable estimate for the amount and timing of, future: insurance recoveries, business interruption losses (including, but not limited to, lost sales and additional costs from temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The Blythewood, South Carolina facility’s duct tape production efficiency continued to improve throughout the first quarter of 2016 and ended the quarter close to targeted production levels. The Company continues to work on eliminating the remaining inefficiencies in the duct production process in the short term.

In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood, South Carolina facility, with the full transfer of masking tape production being completed in April 2016. The Company continues to focus on the elimination of production ramp-up inefficiencies relating to the masking production process and considered that this process was in the commissioning phase in the first quarter of 2016. As such, in the first quarter of 2016, the Company recorded a $4.3 million South Carolina Commissioning Revenue Reduction attributed to masking tape commissioning efforts for the three months ended March 31, 2016. As previously stated, the impact of the South Carolina Commissioning Revenue Reduction on gross profit is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The first quarter of 2016 represents the first quarter that this project has resulted in a net cost savings reflecting the Company’s success in the ramp-up of its duct tape production. South Carolina Duplicate Overhead Costs have been nil since the fourth quarter of 2015 as a result of the unexpected permanent shut down of the Columbia, South Carolina manufacturing facility due to the South Carolina Flood discussed in the section above. The table below presents the impact of the South Carolina Project on gross profit and adjusted EBITDA.

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
Cost savings, net of production ramp-up inefficiencies	$1.3	$(0.0)	$—
South Carolina Duplicate Overhead Costs	—	—	2.2

Impact on gross profit	1.3	(0.0)	(2.2)
Addback: Non-cash South Carolina Duplicate Overhead Costs	—	—	0.4

Impact on adjusted EBITDA	1.3	(0.0)	(1.8)

The Company’s expectation for cost savings from the South Carolina Project remains unchanged with impacts on gross profit and adjusted EBITDA as follows:

•	A significant net positive impact is expected in 2016 compared to 2015.

•	Management expects that all ramp-up inefficiencies will be resolved by the beginning of 2017, thereby resulting in the realization of the full extent of the expected $13 million annual cost savings.

As of March 31, 2016, capital expenditures for the South Carolina Project since inception totalled $59.1 million. South Carolina Project capital expenditures recorded were $2.2 million and $1.9 million for the first quarter of 2016 and the fourth quarter of 2015, respectively. Total capital expenditures for the South Carolina Project from inception to the completion of the project are expected to be approximately $60 million, mainly as a result of additional commissioning efforts.

Outlook

•	The Company expects gross margin for 2016 to be between 22% and 24% and to reach the upper end of this range by the fourth quarter.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance proceeds, the timing of the recovery of the insurance proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	Excluding the potential impact of South Carolina commissioning accounting adjustments, the Company expects revenue, gross margin and adjusted EBITDA in the second quarter of 2016 to be greater than in the second quarter of 2015.

Results of Operations

Revenue

Revenue for the first quarter of 2016 totalled $190.8 million, a $1.8 million or 1.0% increase from $189.0 million for the first quarter of 2015 primarily due to:

•	Additional revenue of $9.3 million due to the acquisitions of TaraTape and Better Packages;

•	An increase in sales volume of approximately 2.9% or $5.5 million due to an increase in demand for certain tapes and film products. The Company believes that the increased sales volume was primarily due to:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings; and

•	pre-buying of film products that occurred in the first quarter of 2016 due to anticipated resin price increases;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 4.7% or $8.8 million primarily due to:

•	lower selling prices primarily driven by lower petroleum-based raw material costs;

•	an unfavourable product mix in the tape and woven product categories; and

•	an unfavourable foreign exchange impact due to the strengthening of the US dollar compared to the Canadian dollar and Euro (“FX impact”) of approximately $1.6 million; and

•	The South Carolina Commissioning Revenue Reduction of $4.3 million.

Embedded in the product mix and sales volume discussion above is an estimate of approximately $5 million of lost sales due to the impact of the South Carolina Flood in the first quarter of 2016.

Revenue for the first quarter of 2016 decreased $4.9 million or 2.5% from $195.7 million for the fourth quarter of 2015 primarily due to:

•	An increase in the South Carolina Commissioning Revenue Reduction of $3.7 million to $4.3 million in the first quarter of 2016 from $0.5 million in the fourth quarter of 2015;

•	A decrease in sales volume of approximately 0.7% or $1.3 million primarily due to a decrease in sales of certain tape products partially offset by increased sales of woven products. The Company believes that the decreased sales volume was primarily due to:

•	A reduction in carton sealing tape sales due to seasonality; partially offset by

•	An increase in woven product demand in the building and construction markets due to seasonality.

Embedded in the sales volume and product mix discussion above is an estimated improvement of approximately $4 million due to a reduction in lost sales related to the South Carolina Flood. The fourth quarter of 2015 had an estimate of approximately $9 million of lost sales compared to the first quarter of 2016 estimate of approximately $5 million.

Gross Profit and Gross Margin

Gross profit totalled $41.1 million for the first quarter of 2016, a $4.1 million or 11.0% increase from $37.0 million for the first quarter of 2015. Gross margin was 21.5% in the first quarter of 2016 and 19.6% in the first quarter of 2015.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs, additional revenue derived from the Better Packages and TaraTape acquisitions and a decrease in South Carolina Duplicate Overhead Costs. These favourable impacts were partially offset by an unfavourable product mix variance, the impact of the South Carolina Flood, and an unfavourable FX impact.

•	Gross margin increased primarily due to an increase in the spread between selling prices and lower raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs and a decrease in South Carolina Duplicate Overhead Costs. These favourable impacts were partially offset by an unfavourable product mix variance, and the impact of the South Carolina Flood.

Gross profit decreased $4.7 million or 10.3% from $45.8 million for the fourth quarter of 2015. Gross margin was 21.5% in the first quarter of 2016 and 23.4% in the fourth quarter of 2015.

•	Gross profit decreased primarily due to an unfavourable product mix variance, the non-recurrence of a reversal of a 2010 impairment for manufacturing equipment of $2.7 million and a decrease in sales volume. These unfavourable impacts were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs.

•	Gross margin decreased primarily due to an unfavourable product mix variance and the non-recurrence of a reversal of a 2010 impairment for manufacturing equipment of $2.7 million, partially offset by the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the first quarter of 2016 totalled $23.4 million, a $5.3 million or 29.0% increase from $18.1 million for the first quarter of 2015. The increase in SG&A was primarily due to increases in stock-based compensation expense, variable compensation expense, additional SG&A in 2016 derived from the Better Packages and TaraTape acquisitions and employee related costs to support growth initiatives in the business. The increase in stock-based compensation expense was primarily due to (i) an increase in Stock Appreciation Rights (“SAR”) expense due to a larger decrease in the Company’s share price in the first quarter of 2015 compared to the first quarter of 2016 and (ii) an increase in Performance Share Unit (“PSU”) awards outstanding in the first quarter of 2016 compared to the first quarter of 2015.

SG&A for the first quarter of 2016 decreased $2.4 million or 9.2% from $25.8 million in the fourth quarter of 2015. SG&A decreased primarily due to a decrease in variable compensation expense partially offset by an increase in employee related costs to support growth initiatives in the business, and a non-recurring reversal of a termination benefit recorded in the fourth quarter of 2015.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2016 totalled $1.7 million, a $1.1 million increase from $0.7 million for the first quarter of 2015, primarily due to $1.5 million of South Carolina Flood costs incurred in the first quarter of 2016, partially offset by a $0.4 million decrease in South Carolina Project costs that related to workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the first quarter of 2016 decreased $0.9 million from $2.7 million for the fourth quarter of 2015, primarily due to a reduction in the first quarter of 2016 of South Carolina Project costs relating to equipment impairment and workforce retention costs. The charges recorded in the first quarter of 2016 primarily related to South Carolina Flood costs as discussed in the South Carolina Flood Update section above. The charges recorded in the fourth quarter of 2015 primarily related to South Carolina Flood costs net of insurance proceeds received, as well as South Carolina Project equipment impairment, idle facility costs and workforce retention costs.

Finance Costs

Finance costs for the first quarter of 2016 totaled $0.9 million, a $0.9 million increase from less than $0.1 million of income in the first quarter of 2015. This increase is primarily due to lower foreign exchange gains in the first quarter of 2016 compared to the first quarter of 2015, and higher interest expense in the first quarter of 2016 as a result of entering into interest rate swap agreements in March and August of 2015 as well as a higher average amount of debt outstanding.

Finance costs for the first quarter of 2016 decreased $0.6 million from $1.5 million of finance expense for the fourth quarter of 2015, primarily due to a foreign exchange gain in the first quarter of 2016, compared to a foreign exchange loss during the fourth quarter of 2015.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended
	March 31, 2016	March 31, 2015
Income tax expense	$3.0	$4.4
Earnings before income tax expense	12.5	16.2
Effective tax rate	24.0%	27.2%

The decrease in the effective tax rate is primarily due to a change in the mix of earnings between jurisdictions.

Net Earnings

Net earnings for the first quarter of 2016 totalled $9.5 million, a $2.2 million decrease from $11.8 million for the first quarter of 2015, primarily due to increases in SG&A, manufacturing facility closures, restructuring and other related charges, and finance costs. These unfavorable impacts on net earnings were partially offset by an increase in gross profit, a decrease in income tax expense, and additional net earnings in 2016 derived from the Better Packages and TaraTape acquisitions in 2015. The Company estimates that its net earnings for the first quarter of 2016 were negatively impacted by the South Carolina Flood by approximately $3 million.

Net earnings for the first quarter of 2016 decreased $8.0 million from $17.5 million for the fourth quarter of 2015, primarily due to an increase in income tax expense due to the non-recurring recognition of previously derecognized Canadian deferred tax assets in the fourth quarter of 2015 and a decrease in gross profit, partially offset by a decrease in SG&A relating to variable compensation expense, and a decrease in manufacturing facility closure charges relating to the South Carolina Flood.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
Net earnings	$9.5	$17.5	$11.8
Manufacturing facility closures, restructuring and other related charges	1.7	2.7	0.7
Stock-based compensation expense (benefit)	1.6	2.3	(0.0)
Impairment (reversal) of long-lived assets and other assets	0.0	(5.8)	(0.0)
Loss (gain) on disposals of property, plant and equipment	(0.0)	0.2	0.0
Income tax effect of these items	1.1	2.0	0.2

Adjusted net earnings	14.0	18.9	12.6

Earnings per share
Basic	0.16	0.30	0.19
Diluted	0.16	0.29	0.19
Adjusted earnings per share
Basic	0.24	0.32	0.21
Diluted	0.23	0.31	0.20
Weighted average number of common shares outstanding
Basic	58,655,667	58,802,897	60,471,031
Diluted	60,035,667	60,316,201	62,198,126

Adjusted net earnings totaled $14.0 million for the first quarter of 2016, a $1.4 million increase from $12.6 million for the first quarter of 2015. Adjusted net earnings increased primarily due to an increase in gross profit, additional adjusted net earnings in 2016 derived from the Better Packages and TaraTape acquisitions and a decrease in income tax expense, partially offset by increases in SG&A relating to employee costs and finance costs.

Adjusted net earnings for the first quarter of 2016 decreased $4.9 million from $18.9 million for the fourth quarter of 2015, primarily due to an increase in income tax expense due to the non-recurring recognition of previously derecognized Canadian deferred tax assets in the fourth quarter of 2015 as well as a decrease in SG&A and finance costs.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015
Net earnings	$9.5	$17.5	$11.8
Interest and other finance costs (income)	0.9	1.5	(0.0)
Income tax expense (benefit)	3.0	(4.4)	4.4
Depreciation and amortization	7.2	10.6	6.7

EBITDA	20.7	25.2	22.9
Manufacturing facility closures, restructuring and other related charges	1.7	2.7	0.7
Stock-based compensation expense (benefit)	1.6	2.3	(0.0)
Impairment (reversal) of long-lived assets and other assets	0.0	(5.8)	(0.0)
Loss (gain) on disposal of plant, property and equipment	(0.0)	0.2	0.0

Adjusted EBITDA	24.0	24.6	23.5

Adjusted EBITDA totalled $24.0 million for the first quarter of 2016, a $0.5 million or 2.0% increase from $23.5 million for the first quarter of 2015. The increase in adjusted EBITDA was primarily due to an increase in gross profit and additional adjusted EBITDA in 2016 derived from the Better Packages and TaraTape acquisitions, partially offset by an increase in SG&A relating to variable compensation expense. The Company estimates that its adjusted EBITDA for the first quarter of 2016 was negatively impacted by the South Carolina Flood by approximately $3 million.

Adjusted EBITDA for the first quarter of 2016 decreased $0.5 million or 2.2% from $24.6 million for the fourth quarter of 2015, primarily due to a decrease in gross profit, partially offset by a decrease in SG&A relating to a decrease in variable compensation expense.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $13.4 million for the first quarter of 2016, a $9.5 million increase from $3.9 million for the first quarter of 2015, primarily due to a favorable FX impact from cumulative translation adjustments in the first quarter of 2016 compared to an unfavorable FX impact in the first quarter of 2015, partially offset by a decrease in net earnings.

Off-Balance Sheet Arrangements

Except as noted below, there have been no material changes with respect to off-balance sheet arrangements since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2015.

The Company entered into a five-year electricity service contract for one of its manufacturing facilities that commenced effective May 1, 2016. The Company is committed to monthly minimum usage requirements over the term of the contract with monthly service billings estimated to total approximately $15 million over the term of the contract, which is expected to reduce the overall cost of electricity consumed by the facility. If the Company terminates the electricity service contract, a penalty will be assessed based on the remaining anticipated service billings over the term of the contract. The penalty would be approximately $15 million at inception of the contract, and would decline monthly based on actual service billings to date.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 65 from 61 in the first quarter of 2015 and the fourth quarter of 2015. Inventories increased $11.9 million to $112.5 million as of March 31, 2016 from $100.6 million as of December 31, 2015 primarily due to a seasonal planned inventory build as well as an increase in raw material pre-buy purchases in the first quarter of 2016.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO remained unchanged from 41 in the first quarter of 2015 and increased from 37 in the fourth quarter of 2015. Trade receivables remained unchanged from $85.8 million as of March 31, 2015 and increased from $78.5 million as of December 31, 2015 primarily due to an increase in the amount of revenue invoiced later in the first quarter of 2016 compared to later in the fourth quarter of 2015.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015		Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Cost of sales (1)	$149.7	$149.9	$152.0	Revenue (1)	$190.8	$195.7	$189.0
Days in quarter	91	92	90	Days in quarter	91	92	90

Cost of sales per day (1)	$1.65	$1.63	$1.69	Revenue per day (1)	$2.10	$2.13	$2.10
Average inventory (1)	$106.5	$99.4	$102.6	Trade receivables (1)	$85.8	$78.5	$85.8

Days inventory	65	61	61	DSO	41	37	41

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory				Ending trade receivables ÷ Revenue per day = DSO
Average inventory ÷ Cost of goods sold per day = Days inventory
(1) In millions of US dollars

Accounts payable and accrued liabilities decreased $6.4 million to $75.8 million as of March 31, 2016 from $82.2 million as of December 31, 2015 primarily due to annual payments made in 2016 for 2015 liabilities relating to compensation and volume rebates provided to customers and timing of other SG&A payments made in the first quarter of 2016.

Liquidity

The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility. Liquidity risk management attempts to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of March 31, 2016, the Company had drawn a total of $153.0 million, resulting in loan availability of $147.0 million. In addition, the Company had $14.3 million of cash, yielding total cash and loan availability of $161.2 million as of March 31, 2016.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Cash Flows

Cash flows from operating activities decreased in the first quarter of 2016 by $2.2 million to a $1.3 million outflow from a $0.9 million inflow in the first quarter of 2015, primarily due to a decrease in accounts payable and accrued liabilities mainly due to the timing of payments for inventory and SG&A, the non-recurrence of certain tax refunds within other current assets, as well as an increase in trade receivables consistent with the increase in sales during the first quarter of 2016. The decreases were partially offset by a larger inventory build during 2015 to prepare for the transfer of production related to the South Carolina Project.

Cash flows from operating activities decreased $43.2 million to a $1.3 million outflow from a $41.9 million inflow in the fourth quarter of 2015. The decrease is primarily due to a seasonal increase in working capital consisting of an increase in trade receivables, a decrease in accounts payable and accrued liabilities and an increase in inventories.

Cash flows used for investing activities increased in the first quarter of 2016 by $0.5 million to $9.5 million from $9.0 million in the first quarter of 2015 primarily due to an increase in capital expenditures.

Cash flows used for investing activities decreased $10.2 million in the first quarter of 2016 from $19.7 million in the fourth quarter of 2015, primarily due to funding the TaraTape acquisition in November 2015, partially offset by an increase in capital expenditures.

Cash flows from financing activities decreased in the first quarter of 2016 by $18.4 million to $7.4 million from $25.7 million in the first quarter of 2015, primarily due to an increase in net borrowings in the first quarter of 2015 which were used to fund the Better Packages acquisition in April 2015, partially offset by a decrease in repurchases of common shares.

Cash flows from financing activities increased $26.0 million to a $7.4 million inflow in the first quarter of 2016 from a $18.6 million outflow in the fourth quarter of 2015, primarily due to an increase in net borrowings to fund seasonally high working capital requirements and a decrease in repurchases of common shares in the first quarter of 2016.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the first quarter of 2016 by $2.7 million to an outflow of $10.8 million from an outflow of $8.1 million in the first quarter of 2015, primarily due to lower cash flows from operating activities and an increase in capital expenditures.

Free cash flows decreased by $44.2 million to an outflow of $10.8 million from an inflow of $33.3 million in the fourth quarter of 2015, primarily due to a significant decrease in working capital in the fourth quarter of 2015 compared to a significant increase in working capital in the first quarter of 2016.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Cash flows from operating activities	$(1.3)	$41.9	$0.9
Less purchases of property, plant and equipment	(9.5)	(8.5)	(9.0)

Free cash flows	(10.8)	33.3	(8.1)

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions, and includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility’s terms and lender participation) if needed.

As of March 31, 2016, the Company had drawn a total of $153.0 million against the Revolving Credit Facility, which consisted of $151.1 million of borrowings and $1.9 million of standby letters of credit.

The Company had total cash and loan availability of $161.2 million as of March 31, 2016 and $182.2 million as of December 31, 2015.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of March 31, 2016). The LIBOR rate varies depending on the specific term of the outstanding LIBOR tranche within the Revolving Credit Facility. As of March 31, 2016, $138.0 million of borrowings was priced at 30-day US Dollar LIBOR and $13.1 million of US Dollar equivalent borrowings was priced at the 30-day Canadian Dollar Offering Rate.

The Revolving Credit Facility has three primary financial covenants: (1) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price of $50 million or more, (2) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (3) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. However, any portion of the allowable $50 million of capital expenditures not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The unused capital expenditures were $15.7 million as of December 31, 2015, resulting in total allowable capital expenditures of $65.7 million for the 2016 fiscal year.

The Company was in compliance with all three financial covenants, which were 1.71, 6.74 and $9.5 million, respectively, as of March 31, 2016.

Capital Expenditures

Capital expenditures totalled $9.5 million in the three months ended March 31, 2016, as funded by the Revolving Credit Facility and cash flows from operations The Company had commitments to suppliers to purchase machines and equipment totalling $15.1 million as of March 31, 2016, primarily to support the capacity expansion projects and other initiatives discussed in the section entitled Capital Resources in the Company’s MD&A as of and for the year ended December 31, 2015.

Contractual Obligations

Except as noted in the section entitled Off-Balance Sheet Arrangements above, there have been no material changes with respect to contractual obligations since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2015.

Capital Stock and Dividends

As of March 31, 2016, there were 58,542,635 common shares of the Company outstanding.

The table below summarizes equity-settled share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2016	2015
Stock options exercised	22,300	20,000
Cash proceeds (in millions of US dollars)	$0.1	$0.0
PSUs granted	559,583	237,140
DSUs granted	11,714	9,774

The Company paid a dividend of $0.13 per common share on March 31, 2016 to shareholders of record at the close of business on March 21, 2016.

On May 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on June 30, 2016 to shareholders of record at the close of business on June 15, 2016.

The dividends paid and payable in 2016 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

The Company renewed its normal course issuer bid (“NCIB”) for the repurchase of up to 2,000,000 common shares effective July 10, 2015 and expiring on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares. As of March 31, 2016, approximately 2.3 million shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the following periods:

	Three months ended March 31,
	2016	2015
Common shares repurchased	147,200	619,988
Average price per common share including commissions	CDN$15.77	CDN$17.48
Total purchase price including commissions (1)	$1.7	$8.6

(1) In millions of US dollars

Financial Risk, Objectives and Policies

There has been no material change with respect to financial risk, objectives and policies since December 31, 2015 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Financial Risk, Objectives and Policies” in the Company’s MD&A as of and for the year ended December 31, 2015.

Litigation

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of March 31, 2016.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the unaudited interim condensed consolidated financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the remeasurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s 2015 annual audited consolidated financial statements.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

In January 2016, the IASB published IFRS 16 – Leases which will replace IAS 17 – Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2016 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2015, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future sales and financial results, the South Carolina Flood, the South Carolina Project, income tax and effective tax rate, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, capital and other significant expenditures, liquidity, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors,” “Item 5 Operating and Financial Review and Prospects

(Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.